                           Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

Steven Suzzan                                   direct dial:    (212) 318-3092
Partner                                         telephone:      (212) 318-3000
ssuzzan@fulbright.com                           facsimile:      (212) 318-3400

                                October 12, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C.  20549-7010

         Re:  Randgold Resources Limited,
              Registration Statement on Form F-3/A filed on September 23, 2005
              File No. 333-127711

              Annual Report on Form 20-F/A for the year ended December 31, 2004 filed on September 23, 2005
              File No. 0-49888

Dear Mr. Schwall:

     On behalf of Randgold Resources Limited (the "Company"), we hereby submit to you Amendment No. 2 to the Company's above-referenced Registration Statement on Form F-3 (the "F-3 Amendment") and Amendment No. 2 to the Company's
above-referenced Annual Report on Form 20-F (the "20-F Amendment") reflecting changes made in response to the Staff's comment letter dated October 7, 2005.

     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the October 7, 2005 comment letter, are the Company's responses to the Staff's comments.

      Houston o New York o Washington DC o Austin o Dallas o Los Angeles o
            Minneapolis o San Antonio o Hong Kong o London o Munich

Mr. H. Roger Schwall
October 12, 2005

Form F-3
--------

Principal Shareholders, page 36
-------------------------------

     1.   We note in your response to our prior comment 2 that, on June 26,
          1997, you and RG&E entered into a Relationship Agreement to regulate your relationship. Please advise us of the current status of this agreement.

          Response: The Company respectfully advises the Staff that under
          Section 8.1 of the agreement, the agreement terminates when RG&E's beneficial ownership (whether directly or indirectly) of the Company's ordinary shares falls below the level of 30% of the voting rights of the Company. As conveyed to the Staff in our letter of September 23,
          2005, RG&E has not provided to the Company any evidence that it owns ordinary shares at or above such level. Accordingly, the Company's view is that the agreement has terminated. The Company reasonably believes that the agreement terminated sometime during 2004.

Form 20-F for the year ended December 31, 2004
----------------------------------------------

Selected Financial Data, page 2
-------------------------------

     2.   We have reviewed your response to prior comments six and seven. Please revise your disclosure to address each of the following:

          o    Revise your presentation such that the cash cost per ounce measure is referred to as a non-GAAP measure and not referred to as being in accordance with IFRS or US GAAP to avoid investor confusion. Refer to Item l0(e)(l)(i)(A) of Regulation S-K.

          o    Revise your disclosure to refer to the Gold Institute industry standard as other than a "standard" to avoid investor confusion.

          o    We note that you have identified production costs as the most comparable GAAP measure. Please revise your presentation to identify a measure that includes all costs of producing your product, including, but not limited to depreciation, depletion and amortization. Refer to Item l0(e)(l)(i)(A) of Regulation S-K.

          o    Identify the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

          o    Explain how you compensate for these limitations when using the non-GAAP financial measure.

Mr. H. Roger Schwall
October 12, 2005

               Please refer to General Instruction C(e) to Form 20-F and
               Question 8 of the Frequently Asked Questions Regarding the Use of
               Non-GAAP Financial Measures. Also refer to Item 10(e) of
               Regulation S-K.

               Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosures on pages 1 to 4 of the
               20-F Amendment and pages 5 to 7 of the F-3 Amendment.

Recent Accounting Pronouncements, page 51
-----------------------------------------

          3.   Please modify your disclosure relative to EITF 04-06 to explain that the adoption of the consensus for US GAAP will result in the amounts you have currently capitalized as deferred stripping costs will be recognized as expense under U.S. GAAP using a cumulative effect of a change in accounting principal or
               restatement.

               Response: The Company respectfully acknowledges the Staff's comment and has amended the disclosure on page 51 of the 20-F
               Amendment to indicate that the Company anticipates using a cumulative effect of a change in accounting principle.

Financial Statements
--------------------

Consolidated Statements of Cash Flows, page F-5
-----------------------------------------------

          4.   Please reconcile for us the amount presented as the change in your bank overdraft per your Statement of Cash Flows for 2004 and the liability amounts presented on your Consolidated Balance
               Sheets for 2004 and 2003.

               Response: The Company respectfully acknowledges the Staff's comment and advises the Staff on a supplemental basis that the change in the bank overdraft liability amount in the Consolidated
               Balance Sheets for 2004 and 2003 relates to the disposal of the
               Syama mine during 2004. The bank overdraft liability was assumed by Resolute as part of the sale. The bank overdraft liability on the date of disposal amounting to $1,550,000 has therefore been included in the line item: `Disposal of Syama - net of cash disposed' as shown on the Consolidated Statement of Cash Flows.
               Note 22 on pages F-27 and F-28 of the 20-F Amendment provides an analysis of the disposed assets and liabilities. The bank
               overdraft liability was previously included in total liabilities of $5,901,000 and the disclosure has now been amended to split out separately the amount related the bank overdraft. The Company has amended its disclosure on page F-28 of the 20-F Amendment.

Mr. H. Roger Schwall
October 12, 2005

Note 2 - Significant Accounting Policies
----------------------------------------

Property, Plant and Equipment, Page, F-8
----------------------------------------

          5.   We note your response to our prior comment number 20. It remains unclear to us why you believe under IFRS, the exploration costs you capitalized meet the definition of an asset at the time they are incurred. Please explain in greater detail, why a difference exists between IFRS and U.S. GAAP for these costs.

               Response: The Company acknowledges the Staff's comments and appreciates the opportunity to provide the Staff with additional information that supports the Company's belief that the
               exploration costs capitalized meet the definition of an asset under IFRS.

               The Company advises the Staff that exploration and evaluation costs should be capitalized under IFRS where it is "probable that future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably" (paragraph 89 of the IAS Framework for the Preparation and Presentation of
               Financial Statements). The Company concluded that the evaluation costs incurred after the pre-feasibility study relating to the
               Loulo underground project should be capitalized because it had a high degree of confidence that this project would proceed to development, and hence believed it was probable that the
               expenditure would result in future economic benefits. This high level of confidence in the Loulo underground project arose from the fact that the project relates to an underground extension of the same orebody as the open pit mine, and would share the infrastructure assets already being constructed for the open pit operation. The Company's confidence in the outcome was supported by the completion of a pre-feasibility study in July 2004, and it started capitalizing exploration and evaluation expenditure at
               Loulo in the third quarter of 2004. The drilling program that began in the third quarter of 2004 has resulted in the
               identification of new reserves. The plan to proceed with the development of an underground mine was approved by the Company's
               Board of Directors in August 2005 upon completion of a final development study. The Company anticipates that construction of the underground mine will commence in 2006.

               The Company believes that the additional criteria of "cost or value that can be measured reliably" required for the recognition of an asset was also met, since the costs associated with the underground drilling could be specifically identified, tracked and therefore reliably measured.

               These costs were not capitalized under US GAAP in 2004 because the project involves a different mining method (an underground mine as opposed to an open pit) and because the final feasibility study was not completed until August 2005. The Company has been advised that in such circumstances the Staff takes the view that a final feasibility study must be completed before exploration
               and

Mr. H. Roger Schwall
October 12, 2005

               evaluation costs can be capitalised under US GAAP. A GAAP
               difference arises because there is no such requirement to have a final feasibility study under IFRS. The hurdle applied by the
               Company under IFRS is that it must have a high degree of
               confidence that future economic benefits will be generated, and believes that in some situations (such as the Loulo underground project) this hurdle can be achieved before the final feasibility study is completed.

               The Company notes that paragraph 7 of IFRS 6 "Exploration for and
               Evaluation of Mineral Resources" specifically allows the Company to select an accounting policy for exploration and evaluation under IFRS without having to consider the views expressed by other standard setting bodies - even where the asset recognition frameworks are similar. Therefore, it is not required to adopt the restriction applied under US GAAP that a final feasibility study must be completed before exploration and evaluation costs can be capitalized.

               In reaching its decision that a GAAP difference existed between
               IFRS and US GAAP, the Company took account of the fact that a similar GAAP difference has been reported by other foreign private issuers reporting under local GAAP (including IFRS) and
               US GAAP. The Company has observed several instances where mining companies have capitalized exploration and evaluation costs under local accounting standards because they have a high degree of confidence in the outcome (probable), even though they do not have a final feasibility study, but have expensed the costs under
               US GAAP.

          6.   We note in your response your statement that reads, "the Company concluded that it could not be regarded as merely an extension of an existing mineral property." Please explain to us how you are accounting for exploration costs that are merely extensions of an existing mineral property under both IFRS and U.S. GAAP.

               Response: The Company respectfully advises the Staff that
               exploration and evaluation costs incurred on extensions of an existing mineral property are capitalized under IFRS where the
               Company has a high degree of confidence that this will result in the expansion of the productive capacity of the mineral property.
               These costs are also capitalized under US GAAP except where the expansion would involve the construction of a new mine and/or the application of a different mining method, in which case they are expensed until a final feasibility study has been completed.

               The disclosures in the 20-F Amendment have been amended to clarify the nature of this GAAP difference.

          7.   Tell us why you believe it is appropriate based on the guidance of IAS 16, to combine assets such as the leach pad, haulage ways, waste dumps, pre-

Mr. H. Roger Schwall
October 12, 2005

               production stripping, de-watering, etc. under the single asset category of "mine development costs" with the same depreciable life.

               Response: The Company respectfully acknowledges the Staff's comment and advises the Staff on a supplemental basis that assets such as haulage ways, waste dumps, pre-production stripping, de-watering, etc. have been separately identified and categorized in the Company's accounting records. These assets are separately depreciated over their respective useful lives which, in the case of the aforementioned assets, equates to the life of mine. This reflects the relatively short life of the mine and also the nature of the assets. In line with the requirements of IAS 16
               "Property, Plant and Equipment", the Company also separately considers the residual values and the useful lives of these asset categories at least on an annual basis.

Revenue Recognition, page F-13
------------------------------

          8.   Please expand your revenue recognition accounting policy to identify the types of contracts you enter and the extent to which differing terms result in differences in the recognition of revenue. Additionally, specifically address how you account for contacts with provisional pricing terms. For US GAAP refer also to SAB Topic 13 and Topic VII of the September 25, 2002 AICPA SEC
               Regulations Committee meeting highlights
               (http://www.aicpa.org/download/belt/2002 _09_25 highlights.pdf).

               Response: The Company respectfully acknowledges the Staff's comment and has expanded its revenue recognition policy on page
               F-13 in response to the Staff's comment. The Company further confirms on a supplemental basis that it only has one type of sales contract and has not entered into any contracts with provisional pricing terms.

Note 5 - Change in Accounting Policy, page F-14
-----------------------------------------------

          9.   We note your response to our prior comment number 30 and are unable to locate your response to our request for you to support your conclusion that the change in accounting for exploration costs is the preferable method under IFRS. We reissue that portion of our prior comment.

               Response: The Company respectfully advises the Staff on a
               supplemental basis that it believes exploration and evaluation costs should be capitalized under IFRS when they are incurred around an existing mineral property and there is a high degree of confidence that they will lead to an expansion in the productive capacity of that property. In such situations, the costs
               essentially form part of the development of an existing orebody and, as noted in the response to the Staff's comment 5, they should be capitalized under IFRS where it is "probable that

Mr. H. Roger Schwall
October 12, 2005

               future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably".

               This contrasts with greenfield exploration, for which the
               activity is more exploratory in nature, and is generally more difficult to predict whether such costs will lead to the
               development of a mine. At this stage of exploration, it is not considered probable that future economic benefits will flow to the entity and hence it is appropriate that they should be expensed.

               Prior to 2004, the Company's exploration was focused on
               greenfield sites, and hence the Company's accounting policy required that all such costs should be expensed. The Company's revised accounting policy does not change the treatment of such greenfield expenditure, which is still expensed on the basis of the uncertainty as to whether the exploration costs will generate a future economic benefit.

               In 2004, the Company for the first time incurred significant exploration and evaluation expenditure in respect of an
               underground extension of an existing orebody within an existing mineral property. The Company therefore believed that it had to reconsider whether this policy was appropriate during 2004 to take account of the change in the Company's level of confidence about the future economic benefits (as compared to earlier projects). The Company considered this "reconsideration of its previous policy" to be a change in accounting policy since a literal read of its previous policy would require these costs to be expensed, which the Company felt was not the correct
               treatment. Paragraph 14 of IAS 8 "Accounting Policies, Changes
               in Accounting Estimates and Errors" sets out the general rules regarding accounting policy changes and permits a change of accounting policy where it results in financial statements providing "reliable and more relevant" information. In light of the Company's high degree of confidence that the exploration and evaluation expenditure at Loulo would lead to the development of an underground mine, the Company concluded that a change of policy was necessary and that it complied with the requirements of IAS 8.

          10.  In addition, it remains unclear to us the specific situation you refer to that would warrant an evaluation of your accounting policy relative to exploration costs. Please describe how these exploration efforts are different from others you typically perform. It may be helpful to provide us with an analysis of your accounting for all your exploration costs.

               Response: The Company respectfully advises the Staff that, as set out in the response to the Staff's comment 9 above, the
               Company believed that it had to reconsider its accounting policy for exploration and evaluation expenditure in 2004 to take account of the decision to incur significant costs in evaluating an underground development at Loulo (where an open pit mine was already being

Mr. H. Roger Schwall
October 12, 2005

               developed). This was the first time that the Company had incurred significant exploration and evaluation expenditures on an
               underground extension of a known orebody within an existing mineral property. Previously, the Company's exploration and evaluation expenditure was focused on greenfield sites.

               The Company believes there are significant differences between extensions of known orebodies and greenfield exploration because:

               (a) with extensions of known orebodies, the Company starts with considerable knowledge about the geological and geophysical characteristics of the orebody; and

               (b) the capital costs associated with expanding an existing mineral property are considerably lower than those associated with the development of a new mine in a greenfield site.

               As a result, it is normal to have a high degree of confidence that exploration and evaluation expenditures associated with underground extensions of known orebodies will generate future economic benefits. This is not the case for exploration and evaluation expenditure incurred on greenfield sites.

               The Company has revised the description of its accounting
               policies for exploration and evaluation expenditure under IFRS and US GAAP and the related disclosures in the 20-F Amendment to clarify these points.

Note 7 - Receivables, page F-14
-------------------------------

          11.  It appears from your response that the items you have classified as "Other" accounts receivable, more closely resemble prepaid expenses rather than amounts due from third parties. Please re-characterize these assets using a description that more accurately describes their nature.

               Response: The Company respectfully acknowledges the Staff's comment and has amended the disclosure on pages F-3 and F-16 of the 20-F Amendment and pages F-3 and F-7 of the F-3 Amendment.
               Paragraph 68 of IAS 1 "Presentation of Financial Statements"
               requires that the Company must present its aggregate
               "receivables" on the face of the balance sheet, including prepaid expenses. However, the balance sheet wording has been amended to make clear that prepaid expenses are included within
               "receivables" and the prepaid expenses are now disclosed
               separately in the footnote.

Mr. H. Roger Schwall
October 12, 2005

Controls and Procedures, page 93
--------------------------------

          12.  Please advise us as to the consideration you have given to the impact of RG&E's disputed holdings to the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

               Response: The Company respectfully advises the Staff that, as required under Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), its disclosure controls and
               procedures are designed to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is accumulated and communicated to the
               Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

               The Company further advises the Staff that its dispute with RG&E has not impacted the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. The
               Company's disclosure controls will continue to include the review of RG&E's filings and public statements relating to its
               shareholding in the Company, as well as the Company's transfer agent records.

     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092, or Anthony Saur at (212) 318-3172.

                                            Very truly yours,

                                            /s/ Steven Suzzan

                                            Steven Suzzan

Enclosures

cc:      Kevin Stertzel
         Jill Davis
         George Schuler
         Jason Wynn
         Timothy Levenberg
         D. Mark Bristow